Exhibit 99.1

news release
Encana initiates process to divest of its North Texas
natural gas producing properties
Calgary, Alberta (August 25, 2011) — Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation (TSX & NYSE: ECA), has initiated a process to divest of its North Texas natural gas producing assets in the Fort Worth Basin located in the Barnett Shale play. Scotia Waterous (USA) Inc. has been retained as advisor to assist in the process.
“The initiation of the process to sell Encana’s North Texas assets is a continuation of the company’s ongoing divestiture program, which is well underway and is targeting net divestitures of between US$1 billion and $2 billion for 2011. Encana continuously looks for opportunities to manage its portfolio of producing assets and improve the long-term value creation capacity of its vast resource portfolio. These North Texas assets are high-quality, relatively mature producing properties that hold strong potential for future development. The assets currently produce about 125 million cubic feet equivalent per day (MMcfe/d) and include the associated processing and pipeline facilities on about 52,000 net acres of land in the Fort Worth Basin. We would expect this divestiture to be completed in late 2011 or early 2012,” said Jeff Wojahn, Encana’s Executive Vice-President & President, USA Division.
“We acquired our core position in the Barnett Shale play in 2004 as a result of a corporate acquisition that was focused on building a major land and production position in the U.S. Rockies. Alongside developing this strong asset, over the years we built a suite of high-growth, early-life resource plays in the Mid-Continent, led by about 295,000 net acres of land in the Haynesville Shale play, where our production is now more than 500 MMcfe/d. In East Texas, our production is about 250 MMcfe/d and our 240,000 net acres hold strong growth potential. Our Mid-Continent resource play teams and operations, based in Dallas, will continue to be a leading contributor to Encana’s long-term growth strategy,” Wojahn said.
As a leading North American natural gas shale property, the Barnett Shale has provided Encana with high-quality natural gas growth and foundational knowledge which the company has applied across its U.S. and Canadian portfolio of newer resource plays. That foundational knowledge will continue to provide Encana with operational expertise as the company applies multiple advanced technologies to manage costs over the long term and pursue maximizing the margins from all of its natural gas production.
A sale of Encana’s North Texas assets would be subject to receiving an acceptable bid, the approval of the companies’ boards of directors, normal closing conditions as well as regulatory approvals.
On other fronts, Encana is actively engaged with a number of parties in a competitive process to divest of midstream and producing assets in the U.S. and Canada that no longer fit with its development plans. The company is also in discussions with a number of potential partners looking to make third-party investments aimed at accelerating the value recognition of Encana’s enormous resource potential on its undeveloped lands. Proceeds from these transactions are expected to supplement cash flow generation and strengthen the company’s balance sheet, providing financial flexibility going into 2012.
Tremendous resource potential across Encana lands
Across North America, Encana has about 7 million net acres of undeveloped land holding tremendous resource potential. Based on an independent assessment of Encana’s proved reserves and low estimate economic contingent resources, as of December 31, 2010, this natural gas inventory would last approximately 30 years based on 2010 annualized production.

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Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING OIL AND GAS INFORMATION — In this news release, certain crude oil and natural gas liquids volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: potential divestiture of the North Texas natural gas producing assets in the Fort Worth Basin located in the Barnett Shale play, including its associated processing and pipeline facilities; expected completion date of the proposed North Texas divestiture transaction in late 2011 or early 2012; targeted divestitures of midstream and producing assets in the U.S. and Canada and the expectation to net between US$1 billion and $2 billion proceeds from the same for 2011; expectation for the proceeds of the net divestitures to supplement cash flow generation and strengthen the company’s balance sheet to provide flexibility going into 2012; expected growth potential of various resource plays in the Mid-Continent; anticipated natural gas inventory and potential to attract third-party investments to accelerate the value recognition of Encana’s resource potential on its undeveloped lands. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not successfully divest particular assets or within the expected time periods or attract third-party investments; the risk that the potential benefits of these transactions will not be realized; the risk that the company is unable to meet the targets in its 2011 guidance; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves, resources and production growth, including over five years or longer, are based upon numerous facts and assumptions, including a projected capital program averaging approximately US$6 billion per year that underlies the long-range plan of Encana, which is subject to review annually and to such revisions for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the company achieving an average rate of approximately 2,500 net wells per year, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage well completions and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends.

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In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporate Communications

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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